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FILED VIA EDGAR

March 1, 2019

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549

Re:                             Victory Portfolios II
File Nos.: 333-229325; and 811-22696

Dear Mr. Cowan:

On behalf of Victory Portfolios II (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statement on Form N-14 (File No. 333-229325), filed on January 22, 2019 (“Form N-14”).

We expect that the Registrant will file with the Commission a revised Combined Proxy Statement and Prospectus on or about March 1, 2019, incorporating the responses to the Staff’s comments described below.

Below we identify in bold the Staff’s comments, and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14.  We have attempted to accurately restate the Staff’s comments, which were provided on February 20, 2019.  Page references correspond to the PDF version of the Form N-14.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

March 1, 2019

General Comments

1)             Page 2:  Please confirm that the Trust has received appropriate exemptive relief for all Funds.

Response:  The Registrant notes that on March 3, 2015, the Commission issued an Order (Investment Company Act Release No. 31493; File No. 812-14409) with respect to the Registrant’s application on December 31, 2014, and an amendment to the application on January 26, 2015, requesting an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and 17(a)(2) of the 1940 Act.

The Registrant also notes that on February 8, 2019, the Commission issued a Notice (Investment Company Act Release No. 33371; File No. 812-14985) with respect to the Registrant’s application for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.  The Registrant’s exemption would permit (a) actively-managed series of certain open-end management investment companies (“Funds”) to issue shares redeemable in large aggregations only (“Creation Units”); (b) secondary market transactions in Fund shares to occur at negotiated market prices rather than at net asset value; (c) certain Funds to pay redemption proceeds, under certain circumstances, more than seven days after the tender of shares for redemption; (d) certain affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the Funds to acquire shares of the Funds; and (f) certain Funds to create and redeem Creation Units in-kind in a master-feeder structure (the “Active ETF Application”).  The Registrant notes that the end of the notice period with respect to the Active ETF Application is March 5, 2019.  The Registrant understands that absent public objection, the Active ETF Application should be approved by the Commission within two business days after the expiration of the notice period.

2)             Pages 5 and 7:  Please consider reformatting the tables such that each Reorganization is included on the same page.

Response:  The Registrant will ensure the type-set version of the proxy statement sent to shareholders is consistent with the Staff’s comment.

March 1, 2019

3)             Page 9:  Please remove the reference to the “Acquired Index Funds” and identify each index Fund by name.

Response:  The Registrant believes that no change to the disclosure is necessary.  The Registrant notes that the term “Acquired Index Funds” is defined in the response to the question immediately above it to include the four passively managed ETFs.

4)             Page 9:  In the question “Will there be any changes in the shares I own in connection with the Reorganization,” please revise “same value” to read “same aggregate net asset value.”  Please also include a “yes” or “no” response.

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

5)             Page 13:  Because the Acquiring Funds’ prospectuses and SAIs are not being incorporated by reference, all information required by each item of Form N-14 as to the Acquired Funds needs to be reflected in the proxy/prospectus and SAI.

Response: The Registrant believes that all information required by each item of Form N-14 as to the Acquired Funds is reflected in the proxy statement/prospectus and SAI.

6)             Page 18:  Please consider including a brief summary of the principal investment strategies and risks in the section entitled “Comparison of Acquired Funds and Acquiring Funds” as this is required in synopsis.

Response: The Registrant notes in this section that four of the ETFs are passively managed to the same underlying indices and two are actively managed.  The Registrant also states that the Acquiring Funds share identical investment objectives, principal investment strategies, and principal risks as the corresponding Acquired Funds.  Given this and the more fulsome discussion with respect to each Acquiring Fund in the following section, the Registrant does not believe additional details about the Funds’ strategies and risks are necessary in this section.

7)             Page 19, Bullet Point 5, Sentence 3:  Please change “the Acquiring Funds” to “each Acquiring Fund.”

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

8)             Page 20:  Please cross-reference the updated performance information for each Acquired Fund as of December 31, 2018 shown later in the Form N-14.

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

March 1, 2019

9)             Page 20, Fees and Expenses: Please confirm that information disclosed as of August 31, 2018 is current.  Please also delete the phrase “as if each Reorganization had been consummated the prior year.”

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

10)      Page 22, Footnote (4):  Please revise each Footnote (4) to clarify that Victory Capital is permitted to recoup advisory fees waived and expenses reimbursed for up to three years after the date the waiver or reimbursement took place and not the fiscal year.  Please also revise to include “after giving effect to the recouped amount.”  Please also confirm that the Registrant conducted a FAS 5 analysis and concluded that recoupment is not probable, and has provided its auditor with the analysis.

Response:  The Registrant does not believe that it would be appropriate to revise the disclosure concerning recoupment of expenses as requested since the disclosure reflects the terms of the Acquiring Funds’ Expense Limitation Agreements with Victory Capital.  Moreover, the Registrant believes such language is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year-end, rather than on the day they were actually reimbursed or waived.  This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day-to-day basis.  Thus, the Registrant may recapture amounts one day that were reimbursed or waived on an earlier day, only to have expenses meet the expense cap on the following day, requiring another reimbursement or waiver.

For the foregoing reasons, the Registrant believes it is not necessary to make this change to the footnote of this section.

Further, the Registrant does not believe that the conditions of FAS 5 require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant does not believe that either condition has been met.  In order for the event to be probable and able to be estimated, net assets for the Funds would have to increase significantly and/or expenses would have to significantly decrease.  The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture to qualify as a liability.  The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the Expense Limitation Agreement.  The Registrant records this type of liability when it believes that the conditions have been met.

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment.  The Registrant refers the Staff to a letter dated September 6, 2017 in response to the Staff’s comments relating to the Victory Funds —Sarbanes-Oxley Review Comments, filed as EDGAR correspondence on or about September 6, 2017, and

March 1, 2019

to Victory Portfolios response to the Staff’s comments, filed as EDGAR correspondence on February 14, 2019.

The Registrant represents that, consistent with its procedures, it will conduct the FAS 5 analysis with respect to recoupment and transmit the analysis to the independent auditors.  The Acquiring Funds have not yet commenced operations and cannot recoup waived fees or reimbursed expenses amounts incurred prior to the Reorganizations, so any such analysis can only be done prospectively.

The Registrant will revise the Form N-14 with respect to including “after giving effect to the recouped amount” consistent with the Staff’s comment.

11)      Page 22:  Please revise the disclosure to indicate that the expense examples reflect the waivers and reimbursed expenses of the Acquired Fund through December 31, 2019.

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

12)      Page 23:  The disclosure states that, if the index concentrates in the securities of a particular industry or group of industries, the fund will concentrate its investments in the same industry or group of industries.  Please disclose whether the index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response: The Registrant notes that none of the underlying indices currently concentrate in any industry or group of industries.

13)      Page 23:  Please revise the risks such that they are ordered according to significance and not alphabetically.  See Director’s Speech (Oct. 25, 2018) and IMGU 2014-08.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

14)      Pages 23:  Please consider moving the detailed descriptions of each risk included in Exhibit C to the main part of the prospectus/proxy statement.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

15)      Page 38:  The Statement of Additional Information states that the fund may concentrate.  Please identify the industries in which the fund will concentrate.

Response: The Registrant refers the Staff to its response to Comment 12 above.

16)      Pages 39, 42:  Exhibit B does not specifically reference “VictoryShares USAA Core Short-Term Bond ETF” or “VictoryShares USAA Core Intermediate-Term Bond

March 1, 2019

ETF.”  Instead, it references “The Bond Funds.”  Please clarify as this may be confusing.  Please consider revising the sub-heading in Exhibit B to: “VictoryShares USAA Core Short-Term Bond ETF and VictoryShares USAA Core Intermediate-Term Bond ETF (collectively the “Bond Funds”).”

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

17)      Page 39:  If the Fund will concentrate in a particular industry, please include risk disclosure regarding concentration and risks specific to concentrating in identified industries.

Response: The Registrant refers the Staff to its response to Comment 12 above.

18)      Page 48:  Please confirm the board considerations disclosure includes all materially adverse factors considered by the board.

Response:  The Registrant believes that the disclosure includes in reasonable detail the material factors considered by the board in considering whether to approve each Reorganization.

19)      Page 50:  If the Transaction implicates Section 15(f) of the 1940 Act, please provide any disclosure of board considerations on that issue.

Response:  Section 15(f) of the 1940 Act is a non-exclusive safe harbor that can protect the investment adviser to a fund against claims by fund shareholders that the adviser breached its fiduciary duties by receiving a benefit due to the adviser’s sale of its business relating to the rendering of investment advice to the fund.(1)  Thus, it is not mandatory that a fund comply with Section 15(f); indeed, by its terms, Section 15(f) imposes no duty on a fund or its board of trustees.  Nevertheless, it is common practice in transactions like the one here at issue for the seller and buyer of an investment adviser to agree to make good faith efforts to comply with the conditions of Section 15(f).  The Purchase Agreement between the parent companies of AMCO and Victory Capital includes such provisions.  We do not believe that Section 15(f) imposes any duty on the Trust or the Board.  However, in response to your comment, the following has been added in the section “Board Deliberations Regarding the Proposals”:

The Board concluded that the Transaction is unlikely to impose an unfair burden on the Acquired Funds because after the Transaction, none of AMCO, Victory Capital, VCA, or any of their respective affiliates, would be entitled to receive any compensation directly or

(1)  In particular, Section 15(f) states in relevant part, that an “investment adviser . . . of a registered investment company or an affiliated person of such adviser . . . may receive any amount or benefit in connection with the sale of securities of, or a sale of any interest in, such investment adviser ... which results in an assignment of an investment advisory contract with such company . . . if” certain contains are satisfied.

March 1, 2019

indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Acquired Funds or the Acquiring Funds (other than ordinary fees for bona fide principal underwriting services), or (ii) from the Acquired Funds or the Acquiring Funds or their shareholders for other than bona fide investment advisory or other services.

20)      Page 52:  Please provide an explanation of the Section 15(f) of the 1940 Act conditions in order to give context to the Purchase Agreement.

Response:  The Registrant will revise the Form N-14 consistent with the Staff’s comment.

21)      Page 52:  Please specify the revenue threshold or the number of Acquired Funds whose shareholders must approve each Reorganization.

Response: The Registrant refers the Staff to paragraph three of page 52, which states:  “The closing of the Transaction, which is expected to be effective during the second quarter of 2019, is subject to customary closing conditions, including regulatory approvals and the consent of clients (including the Acquired Funds) representing at least seventy-five percent (75%) of AMCO’s investment management fee revenues as of a base date of September 30, 2018.”

22)      Page 54:  Please include “unaffiliated” with respect to certain sub-advisers in the description of the Manager of Managers structure.

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

23)      Page 129:  Please revise the disclosure regarding senior securities to include references that the Fund will segregate assets or cover in accordance with the applicable SEC or Staff guidance.

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

24)      Page 130:  The Fund’s concentration policy appears to reserve discretion as to when or whether the Fund would concentrate.  It has been the Staff’s longstanding position that a fund may not change its policies with respect to concentration without a shareholder vote, whether or not the fund previously disclosed that it may do so, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.  Therefore, please revise the Fund’s policy to remove this discretion or to clearly indicate when and under what conditions those changes would be made.  See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).  Please also identify the industries in which the Bond Funds will be concentrated.

March 1, 2019

Response:  With respect to the Bond Funds, the Registrant will correct the fundamental restricion disclosed in the Form N-14 to clarify that “A Bond Fund may not purchase the securities of any issuer . . . .” consistent with the Staff’s comment.

With respect to the Index Funds, the Registrant believes its formulation of the Acquiring Funds’ fundamental policy on concentration is common among passive ETFs that track underlying broad-based indices.  While the Registrant acknowledges that the fundamental policy on concentration permits flexibility to concentrate in any sector, the Registrant notes that neither the Funds nor Adviser controls the underlying broad-based indices or has any ability to influence their constituent securities.  The industry concentration of the underlying broad-based indices may change from time to time based on changes in the financial markets.  For this reason, the Registrant is unable to accurately predict or control the specific industry concentration of the underlying indices over time.  The Registrant will monitor for industry concentrations and ensure that the current prospectus reflects any such concentrations that exist at the time of each annual update to the Acquiring Funds’ registration statements and will include appropriate risk disclosure for such industry or group of industries.

25)      Page 131:  Please update the “Brexit” risk as applicable.

Response: The Registrant will revise the Form N-14 consistent with the Staff’s comment.

26)      Page 202:  The Form N-14 should also be signed by the chief accounting officer and chief financial officer, unless the Treasurer also serves in those roles.  Please confirm supplementally or revise the signature accordingly.  See Section 6(a) of the Securities Act of 1933.

Response:  The Registrant confirms that the Treasurer serves as both the Principal Financial and Accounting Officer.

Should you have any additional questions concerning the filing, please call me at (212) 848-4100.

Very truly yours,

Jay G. Baris

cc:                                Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

March 1, 2019

Scott Stahorsky, Victory Capital Management Inc.

Nathan Greene, Shearman & Sterling LLP

Matthew J. Kutner, Shearman & Sterling LLP